

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 11, 2009

Mr. Gordon Steblin, Chief Financial Officer
Freegold Ventures Limited
507 – 1540 West 2nd Avenue
Vancouver, British Columbia CANADA V6J 1H2

    Re: Freegold Ventures Limited
          Form 20-F for the Fiscal Year Ended December 31, 2008
          Filed April 27, 2009
          File No. 0-29840

Dear Mr. Steblin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Gordon Steblin
Freegold Ventures Ltd.
December 11, 2009
Page 2

Form 20-F for the Fiscal Year Ended December 31, 2008

Engineering Comments

General

1.   Please remove the technical report attached as an exhibit to your filing. Industry
        Guide 7 specifically prohibits technical studies being attached to or included in
        registration statements

2.   We note that portions of your EDGAR filing, specially the Management
        Discussion and Analysis section, do not include page numbers. Please ensure that
        you paginate all future filings.

3.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make
        references on your web site or press releases to reserve measures other than those
        recognized by the SEC, please accompany such disclosure with the following
        cautionary language or provide a legal disclaimer tab or page:

                Cautionary Note to U.S. Investors -The United States Securities and
                Exchange Commission permits U.S. mining companies, in their filings
                with the SEC, to disclose only those mineral deposits that a company can
                economically and legally extract or produce. We use certain terms on this
                website (or press release), such as "measured," "indicated," and "inferred"
                "resources," which the SEC guidelines strictly prohibit U.S. registered
                companies from including in their filings with the SEC. U.S. Investors are
                urged to consider closely the disclosure in our Form 20-F which may be
                secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

4.   We also note your web site contains disclosure about adjacent or other properties
        on which your company has no right to explore or mine, it would be helpful for
        you to include the following cautionary language along with such information:

                *"This web site contains information about adjacent properties on which
                we have no right to explore or mine. We advise U.S. investors that the
                SEC's mining guidelines strictly prohibit information of this type in
                documents filed with the SEC. U.S. investors are cautioned that mineral*

> *deposits on adjacent properties are not indicative of mineral deposits on our properties."*

Please indicate the location of this disclaimer in your response

Form 51-102F1, Golden Summit Project, Alaska

5.   We note your disclosure in this section and elsewhere, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Form 51-102F1, Golden Summit Project, Almaden Gold Project, Idaho, Rob Project, Alaska

6.   We not your disclosure in this section regarding sample ranges and grab samples. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

-   Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

-   Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

-   Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

-   Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

-   Eliminate statements containing grade and/or sample-width ranges.

-   Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief